United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 001-31900
                              Cusip No. 028723 10 4

(Check One):
   [ ] Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X] Form 10-QSB [ ] Form N-SAR


         For Period Ended: June 30, 2005
                          ------------------------------

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
     For the Transition Period Ended:
                                     ------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1: REGISTRANT INFORMTION

Full Name of Registrant:    American Oil & Gas, Inc.

Former Name If Applicable:      DrGoodTeeth.com

Address of Principal Executive Office (street and number):
                          1050 17th Street, Suite 1850

City, State and Zip Code:    Denver, Colorado, 80265

PART 11: RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or a portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.

PART III: NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant is unable to complete its report on Form 10-QSB within the prescribed time without unreasonable effort or expense due to the fact that Registrant recently undertook a private placement funding, which took the majority of management's time during the period leading up to the preparation of the Form 10-QSB. Accordingly, Registrant needs the extension of time to complete its report on Form 10-QSB.

PART IV: OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

    Andrew P. Calerich            303                      991-0173
------------------------------------------------------------------------
         (Name)               (Area Code)             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Registrant recorded net income of approximately $159,000 (less than $.01 per common share) for the quarter ended June 30, 2005 ("Q2-2005"), as compared to a net loss of $188,705 ($.01 cent per common share) for the quarter ended June 30, 2004 ("Q2-2004"). Registrant's revenues from oil and gas production were $1,239,042 for Q2-2005, compared to $79,763 for Q2-2004.

     For Q2-2005, Registrant recorded $1,133,297 in revenues from the sale of 22,233 barrels of oil ("Bbls") for an average price of $50.97 per Bbl, and $105,745 in revenues from the sale of 16,094 Mcf of natural gas for an average price of $6.57 per Mcf. For Q2-2004, the Registrant recorded $30,527 in revenues from the sale of 815 Bbls for an average price of $37.47 per Bbl, and $49,236 in revenues from the sale of 11,228 Mcf of natural gas for an average price of $4.39 per Mcf. Lease operating expenses and production taxes were $57,400 ($2.26 per barrel of oil equivalent ("boe") produced) for Q2-2005 and $14,710 ($5.48 per boe) for Q2-2004.


                            AMERICAN OIL & GAS, INC.
                            ------------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 15, 2005             /s/ Andrew P. Calerich
                                   ---------------------------------------------
                                   By: Andrew P. Calerich, President and
                                       Chief Financial Officer